 Exhibit 99.1

NEWS RELEASE

B2GOLD AND CALIBRE MINING JOIN FORCES IN NICARAGUA

CALIBRE MINING TO ACQUIRE EL LIMON AND LA LIBERTAD GOLD MINES

B2GOLD TO BECOME CALIBRE’S LARGEST SHAREHOLDER

CALIBRE ANNOUNCES CONCURRENT CDN$100 MILLION EQUITY FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

July 2, 2019

Vancouver, British Columbia: B2Gold Corp. (TSX.BTO. NYSE AMERICAN: BTG. NSX: B2G) (“B2Gold”) and Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) (jointly the “Partners”) are pleased to announce that on July 2, 2019, the Partners entered into a binding agreement (the “Agreement”) for B2Gold to restructure its interests in, and for Calibre to acquire, the producing El Limon and La Libertad Gold Mines (the “Nicaragua Mines”), the Pavon Gold Project and additional mineral concessions in Nicaragua (collectively, the “Nicaragua Assets”) held by B2Gold for aggregate consideration of US$100 million (the “Purchase Price”), which Purchase Price will be paid with a combination of cash, common shares and a convertible debenture (the “Transaction”). Following the completion of the Transaction, B2Gold will own an approximate 31% direct equity interest in Calibre. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations will be secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board to the main Board of Calibre

The El Limon and La Libertad Mines have produced in excess of 1.4 million ounces of gold since 2010. Their combined 2019 gold production is projected to be between 150,000 and 160,000 ounces (see: B2Gold MD&A for period ended March 31, 2019 filed on B2Gold’s profile on SEDAR).

In connection with the Transaction, Calibre has entered into an agreement with Canaccord Genuity Corp. and Sprott Capital Partners LP (together, the “Lead Agents”) in respect of a private placement of up to 167,000,000 subscription receipts (the “Subscription Receipts”) for gross proceeds of up to CDN$100 million (the “Concurrent Private Placement”).

The closing of the Transaction will be subject to certain conditions including majority of minority shareholder approval, the successful negotiation and execution of a definitive agreement (the “Definitive Agreement”) by B2Gold and Calibre, the closing of the Concurrent Private Placement by Calibre and satisfactory due diligence by Calibre. In connection with the closing of the Transaction, Calibre intends to apply to graduate to the Toronto Stock Exchange (subject to Toronto Stock Exchange approval and meeting the initial listing requirements of the Toronto Stock Exchange).

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Clive Johnson, President and Chief Executive Officer of B2Gold stated: “We are pleased to join forces with Calibre in Nicaragua to continue our legacy of 10 years of responsible exploration, development and gold production. We are pleased to become a large shareholder of Calibre and through our roles on their Advisory Board and Board of Directors, we look forward to assisting Calibre’s experienced executive team and the combined B2Gold/Calibre management team in Nicaragua.

With Calibre and the combined Nicaraguan management team focussing on the El Limon and La Libertad Mines and other opportunities, B2Gold will focus on continuing to optimize responsible production at our other existing mines in Mali, Namibia and the Philippines as well as advancing our impressive pipeline of development and exploration projects. In addition, B2Gold will continue to pursue additional greenfield and advanced exploration opportunities.”

B2Gold’s History and Continuing Legacy of Success in Nicaragua

B2Gold was created in 2007 by the previous management of Bema Gold Corp. In 2009, B2Gold acquired the El Limon and La Libertad Mines in Nicaragua. B2Gold significantly improved the operations and economics of the El Limon Mine and, in addition, constructed a mill facility and commenced profitable gold production at the La Libertad Mine and realized significant exploration success around both mines. Over the last 10 years the Nicaragua Mines have produced in excess of 1.4 million ounces of gold, with B2Gold investing more than $560 million in capital and exploration in Nicaragua over that period.

Since 2010, the La Libertad and El Limon Mines have been an important contributor to the local and national economies, responsible for a large percentage of the country’s gold exports. Gold now ranks third in the country’s main exports.

In addition to being Nicaragua’s largest exporters of gold, the La Libertad and El Limon Mines are collectively also the largest individual exporting operations in the country.

B2Gold Nicaragua is a major employer in Nicaragua with La Libertad and El Limon mines generating over 2,800 direct and contract jobs. Approximately 90% of B2Gold Nicaragua’s direct employees are from the local communities around La Libertad and El Limon mines and fewer than 1% of direct employees are expatriates.

Russell Ball, Executive Chairman of Calibre stated: “We are delighted to be able to partner with B2Gold on the acquisition of the El Limon and La Libertad Mines and welcome B2Gold as a significant shareholder of Calibre. We see continuing the ongoing commitment to the current management team and many long-term employees as fundamental to the future success of our company and are grateful to have B2Gold’s unwavering guidance and involvement in carrying out this responsibility.

Calibre has been actively exploring in Nicaragua for the past ten years and has enjoyed excellent support from our employees, suppliers and the Nicaraguan government. Calibre is fully committed to maintaining B2Gold’s high standards of responsible mining, government relations, health, safety and environment and corporate social responsibility that B2Gold established at its Nicaraguan operations in partnership with its management team, employees and contractors. Maintaining these high standards is an essential benefit for all stakeholders.”

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Transaction Highlights

B2Gold has disclosed 2019 consolidated production guidance for the Nicaragua Mines of 150,000 to 160,000 ounces of gold (see: B2Gold MD&A for period ended March 31, 2019 filed on B2Gold’s profile on SEDAR). The Nicaragua Mines also contain exploration potential, particularly at El Limon, where B2Gold recently discovered the high-grade El Limon Central Gold Zone, which hosts a high-grade open-pit inferred mineral resource of 5.1 Mt grading 4.92 g/t gold containing approximately 812,000 oz of gold (see: B2Gold News Release dated February 23, 2018 filed on B2Gold’s profile on SEDAR).

Other potential benefits of the Transaction for Calibre include:

•	Immediate gold production and cash flow: The acquisition establishes Calibre as a gold producer with exceptional exploration potential in a jurisdiction that Calibre and B2Gold have been successfully operating in for over 10 years.

•	Near-term growth potential: There is potential for near-term low capital expansion at El Limon in order to reduce costs, increase production to 75,000 ounces of gold per year for an initial 10 years and extend the mine life by an additional 11 years with the inclusion of historical tailings re-treatment. Once expanded, El Limon is estimated to generate over US$235M of after-tax free cash flow (using US$1,300/oz gold price) (see B2Gold News Release dated October 22, 2018 filed on B2Gold’s profile on SEDAR).

•	Substantial increase in Calibre’s resource base: The acquisition will add measured and indicated resources of 1,135,000 ounces of gold (for details of resource category, tonnages and grade see Tables 1 and 2 below) and inferred resources of 1,473,000 ounces of gold (for details of tonnages and grade see Tables 1 and 2 below) to Calibre’s current inferred resources of 2,400,000 gold-equivalent ounces (see: Iamgold Corporation and Calibre Mining Corp. Technical Report on the Eastern Borosi Project, Nicaragua dated May 11, 2018, Primavera Project Resource Estimate dated January 31, 2017, Calibre Mining NI 43-101 Technical Report and Resource Estimation on the Cerro Aeropuerto and La Luna Deposits, Borosi Concessions, Nicaragua dated April 11, 2011 filed on Calibre’s profile on SEDAR) (see: Table 1 below).

•	Proven management team and board: The new management team and board of directors have extensive experience in the mining industry with a long history of substantial stakeholder value creation and proven capabilities in financing, acquiring, discovering, developing and operating open-pit and underground mines.

•	Compelling value proposition: Calibre will be well-positioned with leading leverage among junior gold producer equities with significant exploration potential and an attractive valuation on net asset value, cash flow, resource, and production multiples.

•	Establishes a Strategic Partnership with B2Gold: Following the restructuring of B2Gold’s investment in its Nicaraguan operations, B2Gold will own a direct approximate 31% equity interest in Calibre. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations will be secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board to the main Board of Calibre. B2Gold’s exceptional track record and expertise in finding, acquiring, building and operating mines will be of significant benefit to Calibre as Calibre seeks to expand its gold production and resource base.

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•	Execution of a gold consolidation strategy: The acquisition establishes a producing platform to continue to acquire quality gold production assets and development opportunities. Shareholders will be well-positioned to participate in future value creation and growth opportunities.

Cautionary Statement
The reader is advised that the El Limon Central results summarized in this news release are intended to provide only an initial, high-level review of the project potential and expansion options. The initial mine plans and economic models include numerous assumptions and the use of Inferred Mineral Resources. The El Limon Central expansion study is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources and, consequently, there is no guarantee the production estimates or project economics described herein will be achieved.

Management Team and Board of Directors

In connection with the Transaction, Calibre intends to make amendments and supplements to its management team and board of directors. Calibre anticipates it will benefit from the proven and experienced board and executive management team, focused on stakeholder value creation. The management team of Calibre is expected to include:

•	Russell Ball: Chief Executive Officer
•	Darren Hall: SVP and Chief Operating Officer
•	John Seaberg: SVP and Chief Financial Officer
•	Greg Smith: VP Exploration
•	Ryan King: VP Corporate Development & IR

The Calibre management team will be supported by an experienced Board of Directors including the former Newmarket Gold founders Blayne Johnson, Douglas Forster, Raymond Threlkeld, Doug Hurst and Edward Farrauto, and a B2Gold nominee. Blayne Johnson will act as Non-Executive Chairman upon closing of the Transaction and an Advisory Board will be established that includes two representatives each from B2Gold and Calibre.

The relevant experience of the proposed Calibre management team is included in Appendix A.

El Limon

B2Gold owns a 100% interest in El Limon, which is an open pit and underground gold mine located approximately 100 km northwest of Managua, the capital of Nicaragua. A major new high-grade gold discovery at El Limon was announced by B2Gold in February 2018 at Limon Central where open-pit mining has commenced with an initial Inferred Resource of 5.1Mt grading 4.92 g/t Au containing 812,000 ounces of gold. With the deposit open along strike and at depth, significant exploration potential remains across the property.

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In 2018, El Limon processed 447,961 tonnes grading 3.64 g/t gold with a recovery rate of 94.9% and produced 49,629 ounces.

In 2019, B2Gold’s production guidance for El Limon is 55,000 to 60,000 ounces with cash operating cost guidance of between US$720 and US$760 per ounce and All-In Sustaining Costs (AISC) guidance of US$1,005 to US$1,045 per ounce, with the second half anticipated to benefit from increased production and lower costs.

La Libertad

B2Gold owns a 100% interest in La Libertad, which is an open pit and underground gold mine located in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua, approximately 110 km east of Managua. The annual mill throughput is approximately 2,250,000 tonnes and current gold recoveries are approximately 94% to 95%.

In 2018, La Libertad mine processed 2,250,687 tonnes grading 1.19 g/t gold with a recovery rate of 94.4% and produced 80,963 ounces of gold.

Most recently, and significantly, the environmental permit for the Jabali Antena Open Pit was received in June 2019, and as of June 28, 2019, all resettlement, artisanal miner and land possession issues have been resolved and development of the Jabali Antena Open Pit has commenced.

B2Gold’s 2019 guidance for La Libertad is 95,000 to 100,000 ounces at cash operating costs of between US$840 and US$880 per ounce and AISC of US$1,150 to US$1,190 per ounce. The La Libertad project including the surrounding exploration concessions has numerous excellent exploration targets that can expand the current resource base on the 155.37 km2 property.

Table 1: El Limon and La Libertad Reserve and Resource Estimates

Description
	Tonnes	Gold Grade (g/t)	Contained Gold Ounces

La Libertad - Probable	1,100,000	2.01	70,000
El Limon - Probable	600,000	3.97	70,000
Total Probable Mineral Reserves			140,000

La Libertad - Indicated	2,000,000	2.61	170,000
El Limon - Indicated	11,700,000	2.40	910,000
Total Indicated Mineral Resources			1,080,000

La Libertad - Inferred	3,200,000	4.37	450,000
El Limon - Inferred	5,600,000	5.53	1,000,000
Total Inferred Resources			1,450,000

The information concerning El Limon and La Libertad is derived from for period ended March 31, 2019 and filed on B2Gold’s SEDAR profile on May 7, 2019, MD&A for the period ended March 31, 2018 and filed on B2Gold’s SEDAR profile on May 9, 2018, B2Gold’s press release dated February 23, 2018, and technical report entitled NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua dated March 27, 2015 and filed on B2Gold’s SEDAR profile on March 30, 2015. To the best knowledge, information and belief of Calibre, there is no new material scientific or technical information that would make the disclosure of the mineral resource or reserves inaccurate or misleading. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

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Pavon Gold Project

B2Gold owns 100% of the Pavon Gold Project, which is located approximately 150 km north of La Libertad. Gold mineralization is characterized as a low-sulphidation, quartz epithermal vein system. Gold mineralization is hosted in quartz vein and quartz vein breccia units with locally high grade in stockwork zones. Gold Mineralization is currently hosted in two zones, El Pavon Norte and El Pavon Central. Calibre believes that there remains significant exploration potential at the Pavon Gold Project.

Table 2: Pavon Gold Resource Estimate

Description
	Tonnes	Gold Grade (g/t)	Contained Gold Ounces

Indicated Resources	290,000	5.82	55,000

Inferred Resources	130,000	5.50	23,000

All technical information related to the Pavon Gold Project is based on the B2Gold Annual Information Form dated March 27, 2015, a copy of which is available under B2Gold’s profile on SEDAR.

Calibre’s Borosi Gold Project

Calibre has been operating in Nicaragua for 10 years and owns a 100% interest in over 518 km2 of mineral concessions in the Borosi Gold Project in the Mining Triangle of Northeast Nicaragua including the Primavera Gold-Copper Project.  Calibre also has a Joint Venture with IAMGOLD (currently Calibre 49%: IAMGOLD 51%) on the 176 km2 Eastern Borosi Gold Project where the Joint Venture has outlined an inferred gold resource of 4.42Mt grading 5.72 g/t AuEq containing 812,000 oz AuEq (see: Calibre News Release, dated April 3, 2018 and filed on Calibre’s profile on SEDAR).   Including Calibre’s 49% interest in the IAMGOLD JV, Calibre’s inferred resources on the Borosi Gold Project total 2.44 million oz AuEq in four deposits (see: Iamgold Corporation and Calibre Mining Corp. Technical Report on the Eastern Borosi Project, Nicaragua dated May 11, 2018, Primavera Project Resource Estimate dated January 31, 2017, Calibre Mining NI 43-101 Technical Report and Resource Estimation on the Cerro Aeropuerto and La Luna Deposits, Borosi Concessions, Nicaragua dated April 11, 2011 filed on Calibre’s profile on SEDAR).

Transaction Summary

Under the terms of the Transaction, Calibre is expected to acquire all of the outstanding intercompany loans and shares of or amalgamate with, as the case may be, the following B2Gold subsidiaries: Triton Minera S.A.; Desarrollo Minero de Nicaragua S.A. (which in turn owns 100% of Cerro Quiros Gold S.A.); Minera Glencairn S.A., and Minesa (Cayman) Inc. (which in turn owns 100% of Minerales Nueva Esparanza S.A.) (together, the “Nicaragua Subsidiaries”) for aggregate consideration of US$100 million on a cash-free, debt-free basis. The Nicaragua Subsidiaries are the registered and beneficial owners of the Nicaragua Assets.

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The Purchase Price under the Transaction will be payable as follows:

•	On closing of the Transaction: US$40 million in cash; US$40 million in common shares of Calibre (“Calibre Shares”) priced at CDN$0.60 per Calibre Share (such shares being the “Upfront Consideration Shares”), provided that if the Concurrent Private Placement or any other financing completed by Calibre concurrently with or prior to closing raises funds at an offering price of less than CDN$0.60 per Subscription Receipt or Calibre Share, then such Upfront Consideration Shares to be issued to B2Gold shall be at such lower price); and (iii); and a US$10 million convertible debenture (the “Debenture”); and

•	12 months from the closing of the Transaction: US$10 million in cash.

The principal amount owing under the Debenture will bear interest at 2% and will be payable in cash on that date which is two years from closing of the Transaction (the “Maturity Date”) provided that (i) at any time prior to the close of business on the last business day immediately preceding the Maturity Date, the Debenture will be convertible at the option of B2Gold at a conversion price equal to a price that is 25% above the price of the Upfront Consideration Shares to be issued to B2Gold; and (ii) in the event that prior to the Maturity Date the volume weighted average price of the Calibre Shares is equal to or greater than a 35% premium to the price per share of the Concurrent Private Placement for 10 consecutive trading days on a recognized North American stock exchange on which the majority of Calibre’s trading occurs, Calibre can force conversion of the Debenture. The Debenture will be a direct, unsecured obligation of Calibre, ranking equally with all other existing and future unsecured indebtedness of Calibre and will be a non-voting security.

Shareholder Approval and Other Conditions of Closing

At present, B2Gold holds approximately 11.9% of the issued and outstanding Calibre Shares and as such is considered a “related party” of Calibre under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Upon the completion of the Transaction, B2Gold will hold approximately 31% of the issued and outstanding Calibre Shares and assuming the conversion of the Convertible Debenture, will hold approximately 35% of the issued and outstanding Calibre Shares. As such, the Transaction will result in the creation of a “control person” of Calibre for the purposes of applicable securities laws and will be considered a “Non-Arms Length Reverse Takeover” of Calibre under TSX Venture Exchange (“TSXV”) Policy 5.2 - Changes of Business and Reverse Takeovers. Accordingly, for Calibre, the Transaction will require the approval of a majority of the minority of the votes cast on the resolution by Calibre shareholders present in person or represented by proxy at the Calibre shareholder meeting.

Calibre will be exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on sections 5.5(b) of MI 61-101 as no securities of the Company are listed or quoted for trading on prescribed stock exchanges or stock markets.

In addition to shareholder approval, the Transaction is subject to satisfactory due diligence, applicable regulatory approvals, the execution of a definitive agreement and the satisfaction of other closing conditions customary in transactions of this nature, including the approval of the TSXV. It is anticipated that the shareholder meeting will be held in September 2019.

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Investor Rights Agreement

Concurrently with the closing of the Transaction, Calibre and B2Gold will enter into an investor rights agreement which will provide, among other things, that for so long as B2Gold holds at least 10% of the issued and outstanding Calibre Shares, it will have pro rata participation rights and piggyback registration rights. Further, until such time as B2Gold no longer holds 10% or more of the issued and outstanding Calibre Shares, B2Gold must give Calibre prior written notice of its intention to sell more than 1% of the then issued and outstanding Calibre Shares in any 30-day period. Upon receipt of such notice, Calibre will have five business days to designate the purchase of all or any portion of such shares, failing which, B2Gold will have the right to sell any remaining shares for an additional 30 days. Additionally, for so long as B2Gold holds at least 5% of the issued and outstanding Calibre shares, it will have the right to nominate one director to the Calibre board of directors.

In connection with the closing and implementation of the Transaction, an Advisory Board will be established and be comprised of two representatives from B2Gold and two representatives from Calibre.

Private Placement Subscription Receipt Financing

In connection with the Transaction, the Lead Agents have entered into an agreement with Calibre to complete a private placement, on a best efforts basis, of up to 167,000,000 Subscription Receipts for gross proceeds of up to CDN$100 million. Each Subscription Receipts will be issued at a price per Subscription Receipt of CDN$0.60 (the “Offering Price”).

In addition, Calibre has granted the Lead Agents an option (the “Agent’s Option”) to increase the size of the Offering by up to an additional CDN$15 million of Subscription Receipts, at the Offering Price. The Agent’s Option shall be exercisable at any time up to 48 hours prior to the closing of the Concurrent Private Placement.

It is anticipated that pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into among the Lead Agents, Calibre and a licensed Canadian trust company or other escrow agent mutually acceptable to the Lead Agents and Calibre (the “Escrow Agent”), the gross proceeds from the Concurrent Private Placement will be delivered to and held by the Escrow Agent until such time as the release conditions set out in the Subscription Receipt Agreement (the “Release Conditions”) have been met. The Release Conditions will include the completion, satisfaction or waiver of all conditions precedent to the completion of the Transaction.

Upon the satisfaction of the Release Conditions, each Subscription Receipt will be automatically converted, without payment of any additional consideration into one Calibre Share. Of the proceeds from the Concurrent Private Placement, US$40 million will be used to satisfy the cash component of the Purchase Price payable on closing and the remaining proceeds of up to US$36 million will be used for mine operations, exploration, working capital, and general corporate purposes.

If the Release Conditions are not satisfied on or before November 15, 2019, or prior to such date, Calibre advises the Lead Agents or announces to the public that it does not intend to satisfy the Release Conditions, the Subscription Receipt holders will be entitled to a return of the aggregate Offering Price paid and any interest earned thereon on a pro rata basis and the Subscription Receipts will be cancelled and will be of no further force or effect.

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In connection with the Concurrent Private Placement, Calibre may pay finders fees equal to 3% of the gross proceeds of any orders solicited by certain finders (the “Finder’s Fees”).

As consideration for their services, the Agents will be paid a cash commission of 5% of the gross proceeds of the proceeds from the Concurrent Private Placement, except for that portion of the gross proceeds which is subject to Finder’s Fees, where the commission payable to the Agents will be 2% of the gross proceeds.

It is anticipated that certain officers and directors of Calibre, who are considered to be “related parties” of Calibre under MI 61-101 will subscribe for Subscription Receipts under the Concurrent Private Placement. Each subscription by a “related party” will be considered to be a “related party transaction” for the purposes of MI 61-101 and Policy 5.9 - Protection of Minority Security Holders in Special Transactions of the TSXV. Calibre will be exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on sections 5.5(b) of MI 61-101 as no securities of Calibre are listed or quoted for trading on prescribed stock exchanges or stock markets. Additionally, Calibre expects that it will be exempt from any specific minority shareholder approval requirement in section 5.6 of MI 61-101 for each “related party transaction” in reliance on section 5.7(b) where the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of Calibre’s market capitalization.

The Subscription Receipts being offered and Calibre Shares issuable on conversion of the Subscription Receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Calibre Board of Directors’ Recommendations

The Board of Directors of Calibre has retained Trinity Advisors Corporation as its financial advisor and they have provided a fairness opinion to the Board. The Board has determined that the Transaction is in the best interest of shareholders and unanimously approved the terms of the proposed Transaction and recommends shareholders vote in favor of the proposed Transaction.

Timing

Full details of the Transaction will be included in the management information circular of Calibre expected to be mailed to shareholders in August 2019. It is anticipated that the shareholder meeting and closing of the Transaction will take place in September or early October 2019.

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Advisors and Counsel

Calibre has retained Trinity Advisors Corporation to act as financial advisor and McCarthy Tetrault LLP to act as legal advisor.

B2Gold have engaged Canaccord Genuity Corp. (“Canaccord”) to provide a fairness opinion in connection with the Transaction. Canaccord have provided an opinion to B2Gold’s Board of Directors that the consideration to be received by B2Gold from Calibre in connection with the Transaction, is fair, from a financial point of view, to B2Gold shareholders.

Calibre Mining Corp.	B2Gold Corp.

“Russell Ball”	“Clive Johnson”

Russell Ball	Clive Johnson
Executive Chair	President and CEO

For further information contact:

Ryan King, VP Corp Dev & IR	Ian MacLean, VP Investor Relations
1-604-628-1012	+1-604-681-8371
rking@calibremining.com	imaclean@b2gold.com

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance for Calibre and if applicable, disinterested Calibre shareholder approval. Where applicable, the transaction cannot close until the required shareholder approval is obtained.

There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

The Calibre technical content in this news release was read and approved by Gregory Smith, P.Geo, President and CEO of Calibre, who is the Qualified Person as defined by NI 43-101.

Cautionary Note Regarding Forward Looking Information: Calibre

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward looking statements and information in this press release include information relating to the production guidance, technical information, a corporate name change, graduation to the Toronto Stock Exchange, the date of the Calibre shareholders meeting, the proposed officers and directors, the impact of the Transaction on the business of Calibre, the closing of the Concurrent Private Placement, the release of the escrowed funds and the closing of the Transaction.

Such statements and information reflect the current view of Calibre Risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information .By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Calibre’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks:

•	there is no assurance that the Concurrent Private Placement will be completed;
•	there is no assurance that B2Gold and Calibre will obtain all requisite approvals for the Transaction, including the approval of the shareholders of Calibre or the approval of the TSXV for the Transaction (which may be conditional upon amendments to the terms of the Transaction);
•	new laws or regulations could adversely affect the Company’s business and results of operations; and
•	the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability to consummate the transaction and the Concurrent Private Placement, the ability to obtain requisite shareholder and regulatory approvals, the satisfaction of other conditions to the consummation of the Transaction, the ability to satisfy the conditions to the consummation of the Concurrent Private Placement, the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation and the diversion of management time on the Transaction and the Concurrent Private Placement. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Calibre cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Calibre has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Calibre as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Calibre may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Non-IFRS Measures: Calibre

Calibre Mining believes that investors use certain indicators to assess gold mining companies. The indicators are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with the International Financial Reporting Standards.

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Cash Operating Costs per gold ounce and Total Cash Costs per gold ounce

“Cash operating costs per gold ounce” and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a production basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

All-In Sustaining Costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce produced measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a production basis. Other companies may calculate these measures differently.

Calibre defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to Restricted Share Units (“RSUs”)/Deferred Share Units (“DSUs”), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those that do not contribute to current year production or provide access to new material levels of production.

B2GOLD CAUTIONARY NOTE:

Kevin Pemberton, P.E., Project Director of B2Gold, a qualified person under NI 43-101, has approved for B2Gold the scientific and technical information related to mineral reserves contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved for B2Gold the scientific and technical information regarding exploration and mineral resource matters contained in this news release.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

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This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including, but are not limited to: statements with respect to the potential entering into the Definitive Agreement or the completion of the Transaction, the definitive terms and conditions of the Definitive Agreement, the definitive terms and timing of the Concurrent Private Placement, B2Gold’s future equity interest in Calibre, B2Gold’s future involvement with the Nicaraguan operations and B2Gold’s participation on the Advisory Board. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including, without limitation, the completion of satisfactory due diligence by Calibre, the successful negotiation and execution of the Definitive Agreement, the successful completion of the Concurrent Private Placement, all requisite regulatory, third party and/or shareholder approval will be obtained from all applicable parties and all other conditions to the completion of the Transaction will be satisfied or waived, as well as other risks and uncertainties including those factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements.

Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

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Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43- 101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," “measured mineral resource,” "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," “measured mineral resource,” "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves", "mineral reserves" and “probable mineral reserves” which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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Appendix A

Proposed Calibre Management Team and Background

Russell Ball

Russell Ball has a proven track record with over 25 years of experience in the mining industry. He previously served as CFO and Executive VP of Corporate Development at Goldcorp. Prior to joining Goldcorp, Mr. Ball served as Executive Vice-president and Chief Financial Officer of Newmont. Over his 19 years with Newmont, Mr. Ball worked in internal audit, finance, treasury, operations/project and investor relations before joining the executive team as Chief Financial Officer. Mr. Ball qualified as both a Chartered Accountant from the Institute of Chartered Accountants of South Africa and a Certified Public Accountant in Colorado. He currently serves as the Executive Chairman of Calibre.

Darren Hall

Darren Hall has over 30 years of experience in the mining industry with a track record of increasing production, reducing costs, improving capital effectiveness, and promoting health, safety and business excellence. He previously served as the Chief Operating Officer of Newmarket Gold, where he was responsible for achieving record operating results. Prior to Newmarket Gold, Mr. Hall worked for Newmont Mining Corporation where he held roles of increasing responsibility throughout the organization for almost 30 years. Mr. Hall graduated with a Bachelor of Mining Engineering (Hons) from the Western Australia School of Mines in Kalgoorlie. He currently serves as Principal of Hall Mining Services.

John Seaberg

John Seaberg has held a number of roles within the mining industry throughout his career. He most recently served as Senior Vice President of Strategic Relations at Klondex Mines Ltd. In this role Mr. Seaberg was responsible for global investor relations and corporate development initiatives as an acting member of the senior executive team. Prior to Klondex, Mr. Seaberg was employed for more than 10 years by Newmont Mining Corporation where he last held the position of Vice President, Investor Relations. Mr. Seaberg has an MBA from the University of Denver, Colorado.

Greg Smith, P. Geo

Greg Smith has over 25 years of experience as an exploration geologist working with both junior and senior mining companies in various parts of the world. Mr. Smith brings a broad range of experience from the evaluation of grass roots properties, to supervision of advanced projects including resource and reserve estimation, oversight of geological and technical activities for active underground and open pit mining operations including grade control, QA/QC programs, NI 43-101 compliance, and advanced technical and economic studies, including Preliminary Assessments (Scoping Studies), Prefeasibility, and Feasibility Studies. Mr. Smith previously served as the President and Chief Executive Officer of Calibre.

Ryan King

Ryan King has over 15 years of experience in increasingly senior capacities in capital markets in the resource sector. He previously held a role at Newmarket Gold, where he was responsible for leading the investor relations activities for the company as it completed a $2 billion transformational merger with Kirkland Lake Gold. Prior to joining Newmarket Gold, Mr. King was involved in starting Terrane Metals, which was acquired the Mount Milligan Copper-Gold Project in British Columbia. From 2006 through to 2010, Mr. King’s role with Terrance Metals involved financing matters, corporate development, all investor relation activities and assisting with the 2010 acquisition of Terrane Metals by Thompson Creek for $800 million.

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